UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

(Report No. 3)

Commission file number: 001-40753

ICECURE MEDICAL LTD.

(Translation of registrant’s name into English)

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Furnished herewith and incorporated herein is the Notice of Special General Meeting of Shareholders of IceCure Medical Ltd. (the “Company”), Proxy Statement and Proxy Card for the Company’s Special General Meeting of Shareholders to be held on Thursday, September 1, 2022 at 4:00 p.m. Israel time (9:00 a.m. Eastern Time), (the “Meeting”).

Only shareholders of record who hold ordinary shares, no par value, of the Company at the close of business on Thursday, August 3, 2022, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Exhibit No.
99.1	Notice of Special General Meeting of Shareholders, Proxy Statement and Proxy Card for the Special General Meeting of Shareholders to be held on Thursday, September 1, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IceCure Medical Ltd.

Date: July 27, 2022	By:	/s/ Eyal Shamir
		Name:	Eyal Shamir
		Title:	Chief Executive Officer

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